VIA EDGAR

February 27, 2025

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Thomas Jones

Re:	Oranco, Inc. (the “Company”)
Request for Withdrawal of Registration Statement on Form S-1 File No. 333-270702 CIK No. 0001098996

Ladies and Gentlemen:

Pursuant to Rule 477 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-270702), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 21, 2023.

The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Registration Statement has not been declared effective, and no securities have been sold or will be sold pursuant to the Registration Statement. Accordingly, pursuant to paragraph (b) of Rule 477 of the Securities Act, the Company understands that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission unless, within 15 days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company further requests that, pursuant to Rule 457(p) under the Securities Act, registration fees previously paid to the Commission in connection with the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Lan Lou of Jun He Law Offices at (917) 661-8175. Thank you for your assistance in this matter.

Very truly yours,

Oranco, Inc.

By:	/s/ Peng Yang
Name:	Peng Yang
Title:	Chief Executive Officer

cc:	Peng Yang, Director and Chief Executive Officer, Oranco, Inc.
Tat Fai (Eric) Chung, Director and Chief Financial Officer, Oranco, Inc.
Linlin Jin, Director, PKF Littlejohn
Jason T. Simon, Shareholder, Greenberg Traurig, LLP Yangyang Jia, Associate, Greenberg Traurig, LLP